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🚩 Event by **The David Movie**

🌐 Public · Anyone on or off Facebook

The story of David is epic in scale, and so is the journey to tell it. Joining him from The Wingfeather Saga is Author and Producer Andrew Peterson, and Showrunner Chris Wall. They will answer questions and dive deep into the process and future of the project.

Join Phil, Andrew, and Chris today!

Learn more about David at Angel.com/david **See less**

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The David Movie
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The David Movie
Published by Angel Studios ● · October 12 at 5:42 PM · 🌐   ⋯

The story of David is epic! That's why people say "that's a real David vs. Goliath matchup." It's the ultimate underdog story.

An epic story deserves an epic movie, which is why we are making "David", a feature-length animated film that combines the production quality and style of major animation studios, with the inspiration and faith of a Bible story.

You can help create an amazing movie that will help get your family excited about one of the Bible's most epic stories.

Click the link to express interest in investing in David today: https://invest.angel.com/david.

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

ANGEL

DAVID

· THE MOVIE ·

INVEST.ANGEL.COM

An Epic Story Deserves an Epic Movie   [Learn More]

With your help, we can make this story into a feature film.

"David" is a feature-length animated film based on the story of David, and brought to you by the creators of the phenomenal Jungle Beat.

The Jungle Beat series has been broadcast in over 150 countries and has a YouTube audience of nearly 200 million views per month. "Jungle Beat: The Movie" was acquired by Netflix, and in 2021 ranked in Netflix's Top 10 Movies globally, reaching 3rd place in the US, with an 80% Audience Score on Rotten Tomatoes.

For "David," they plan to partner with Angel Studios for distribution, the same studio that brought you The Chosen, which has reached audiences all over the globe.

Finally, they want to partner with you so you can participate in building a show that will inspire millions.

Click the link to express interest in investing in David today: https://invest.angel.com/david

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



ANGEL
DAVID
· THE MOVIE ·

INVEST.ANGEL.COM

 **The David Movie**
Published by Angel Studios  · October 12 at 5:33 PM · 🌐

Struggle getting your kids excited about Bible stories? You're not alone.

That's why we are making "David," a feature-length animated film that combines the production quality and style of major animation studios, with the inspiration and faith of a Bible story.

And we need your help to make it.

Click the link to express interest in investing in David today: https://invest.angel.com/david

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

ANGEL
DAVID
· THE MOVIE ·

INVEST.ANGEL.COM

Bible Stories Meet Hollywood Animation Quality
With your help, we can make this story into a feature film.

Learn More

David is one of the most inspiring characters in human history. Warrior, poet, shepherd, and king, David's life is one of incredible color and energy.

It's the ultimate underdog story and it can inspire a generation to live more courageously, and love more generously.

"David" is a feature-length animated feature film based on the story of David that will reach a global audience. Animation is arguably the most powerful medium to reach every generation, culture, and language. The world's most beloved animated films are re-watched again and again. We believe that David will be among them.

Our vision is to create an epic masterpiece that can stand proudly alongside the most iconic films in the history of the genre and we need your help to make it.

Click the link to express interest in investing in David today: https://invest.angel.com/david

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


ANGEL
DAVID
· THE MOVIE ·

INVEST.ANGEL.COM



The David Movie
22h ·

We took the challenge to tell David's story and can't wait to make it happen with you.

Here is David's sister Abigail and Samuel the Prophet.

Learn more at angel.com/david
Art by: John Burton | @johnburtonart





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The issuer is considering an offering of securities exempt from registration under the Securities Act, but has not determined a specific exemption from registration the issuer intends to rely on for the subsequent offer and sale of the securities; No money or other consideration is being solicited, and if sent in response, will not be accepted; No offer to buy the securities can be accepted and no part of the purchase price can be received until the issuer determines the exemption under which the offering is intended to be conducted, and where applicable, the filing, disclosure, or qualification requirements of such exemption are met; and a person's indication of interest involves no obligation or commitment of any kind.

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 **The David Movie**
November 14 at 6:47 PM · 🌐

Our next livestream is not to be missed!

Join us in this conversation between our Director Phil Cunningham with Andrew Peterson and Chris Wall, Producer and Showrunner of The Wingfeather Saga, as they delve deeper into the development process.

Learn more about David at angel.com/david

———

The issuer is considering an offering of securities exempt from registration under the Securities Act, but has not determined a specific exemption from registration the issuer intends to rely on for the subsequent offer and sale of the securities; No money or other consideration is being solicited, and if sent in response, will not be accepted; No offer to buy the securities can be accepted and no part of the purchase price can be received until the issuer determines the exemption under which the offering is intended to be conducted, and where applicable, the filing, disclosure, or qualification requirements of such exemption are met; and a person's indication of interest involves no obligation or commitment of any kind.



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